[redacted]

05036164

tES
GE COMMISSION
. 20549

UF 3-9-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36897

RECEIVED FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 ANDERSON DRIVE ; STE 204
(No. and Street)

RALEIGH	N.C.	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GLOVER 919-783-7787
(Area Code á Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR TILLERY & ROBERTS LLP
(Name á *if individual, state last, first, middle name*)

3105 GLENWOOD AVE	RALEIGH	N.C.	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/14

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James B. Glover Jr.
Signature

TREASURER
Title

Notary Public

My Commission Expires 5-27-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholdersá Equity or Partnersá or Sole Proprietorsá Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Internal Control Report

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Mid-Atlantic Securities, Inc.

We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 4, 2005

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 584,711	523,023
Marketable securities	2,592	2,656
Receivable from clearing corporation	28,677	21,101
Receivable from non-customers	98,107	104,560
Furniture and equipment, net	12,295	11,636
Prepaid expenses	3,798	3,799
	$ 730,180	666,775
Liabilities and Stockholders' Equity		
Accounts payable to non-customers	4,000	4,000
Accrued commissions and other payables	443,628	404,931
Deferred tax liability	2,000	2,000
Subordinated loans	-	10,000
Total liabilities	449,628	420,931
Stockholders' equity:		
Class A common stock, $0.10 par value; 1,000 shares authorized; 600 shares issued and outstanding	60	60
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	64,195	64,195
Accumulated other comprehensive loss	(12,708)	(12,644)
Retained earnings	229,005	194,233
Total stockholders' equity	280,552	245,844
	$ 730,180	666,775

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2004 and 2003

	2004	2003
Commissions-trading and fees	$ 3,352,027	3,280,335
Expenses:		
Commissions	2,323,451	2,285,960
Salaries and benefits	563,974	449,699
Clearing charges	293,782	300,210
Payroll taxes	25,694	23,716
Professional fees	22,335	24,675
Rent	16,275	16,563
Office supplies	21,801	17,227
Insurance	9,252	18,919
Telephone	6,747	9,185
Equipment rent	3,390	11,841
Taxes and licenses	12,538	9,829
Travel and entertainment	1,389	4,099
Subscriptions	1,683	3,310
Depreciation	4,162	2,763
Miscellaneous	5,952	4,241
	3,312,425	3,182,237
Income from operations	39,602	98,098
Other income (expenses):		
Interest expense	(476)	(5,029)
Interest income	2,020	938
Miscellaneous	4,704	7,191
	6,248	3,100
Income before provision for income taxes	45,850	101,198
Provision for income taxes	(11,078)	(25,300)
Net income	34,772	75,898
Other comprehensive loss- net unrealized loss on marketable securities	(64)	(1,332)
Comprehensive income	$ 34,708	74,566

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2004 and 2003

		Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balance as of December 31, 2002	$	60	64,195	(11,312)	118,335	171,278
Comprehensive income		-	-	(1,332)	75,898	74,566
Balance as of December 31, 2003		60	64,195	(12,644)	194,233	245,844
Comprehensive income		-	-	(64)	34,772	34,708
Balance as of December 31, 2004	$	60	64,195	(12,708)	229,005	280,552

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2004 and 2003

Subordinated loans as of December 31, 2002	$ 65,000
Increases	10,000
Decreases	(65,000)
Subordinated loans as of December 31, 2003	10,000
Increases	-
Decreases	(10,000)
Subordinated loans as of December 31, 2004	$ -

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	34,772	75,898
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		4,162	2,763
Deferred income taxes		-	2,300
Changes in operating assets and liabilities:			
Receivable from clearing corporation		(7,576)	(17,180)
Receivable from non-customers		6,453	(732)
Prepaid expenses		1	233
Accounts payable to non-customers		-	(1,080)
Accrued expenses and other payables		38,697	185,376
Net cash provided by operating activities		76,509	247,578
Cash flows from investing activities-capital expenditures		(4,821)	(3,361)
Cash flows from financing activities:			
Proceeds from borrowings		-	10,000
Payments on borrowings		(10,000)	(65,000)
Net cash used in financing activities		(10,000)	(55,000)
Net increase in cash and cash equivalents		61,688	189,217
Cash and cash equivalents, beginning of year		523,023	333,806
Cash and cash equivalents, end of year	$	584,711	523,023
Supplemental disclosure of cash payments for:			
Interest	$	476	5,029
Income taxes	$	13,648	20,000

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of annuity contracts.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling annuity contracts of New York based companies. As of December 31, 2004 and 2003, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from the clearing broker have been recorded as receivable from clearing corporation.

Receivable from Non-Customers

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2004 and 2003, the cost basis of marketable equity securities was $15,300. The cost of marketable equity securities exceeded the market value by $12,708 and $12,644 as of December 31, 2004 and 2003, respectively. The unrealized loss of $64 and $1,332 for 2004 and 2003, respectively, has been reported in other comprehensive loss. A valuation allowance of 100% has been recorded against the tax effects of unrealized losses.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2004	2003
Computer equipment	$ 15,041	16,069
Furniture and other equipment	21,900	20,814
	36,941	36,883
Less accumulated depreciation	(24,646)	(25,247)
	$ 12,295	11,636

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004 and 2003, the Company's net capital was $193,264 and $172,810, respectively ($143,264 and $122,810 in excess of its required net capital of $50,000). The Company's ratio aggregated indebtedness to net capital was 2.3 and 2.4 to 1 as of December 31, 2004 and 2003, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Commitments and Contingencies

The Company has a clearing agreement with its principal brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm.

During 2002, the Company entered into a three year clearing agreement with a new brokerage firm. In the event the Company terminates the agreement prior to expiration, the Company must pay a termination fee based on the remaining term of the agreement.

(7) Subordinated Loan

The borrowing under a subordinated agreement was as follows as of December 31, 2003:

8.5% subordinated note payable to stockholder, payable on demand after June 30, 2004, interest to be paid monthly	$ 10,000

The subordinated loan was available in computing net capital under the SEC's uniform capital rule in 2003, and the Company was allowed to pay-off the loan in 2004.

(8) Income Taxes

The provision for income taxes consists of:

	2004	2003
Current:		
Federal	$ 7,078	15,500
State	4,000	7,500
	11,078	23,000
Deferred:		
Federal	-	1,500
State	-	800
	-	2,300
	$ 11,078	25,300

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred taxes arising from timing differences consist of different depreciation methods for property and equipment.

(9) Leases

The Company leases office space under two month-to-month rental arrangements. Rental expense for 2004 and 2003 was $16,275 and $16,563, respectively, which are net of subleases which provided rental income of $10,944 in 2004 and 2003.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. Cash equivalents totaling $421,973 and $321,993 as of December 31, 2004 and 2003, respectively, consist of short-term cash equivalents in money market funds maintained with two brokerage firms. One brokerage firm requires that a minimum balance of $25,000 be maintained. The Company also has $62,738 and $104,564 at December 31, 2004 and 2003, respectively, on deposit with a bank in excess of federally insured limits. The Company believes there is minimal credit risk relative to its cash investments.

(11) Benefit Plan

The Company adopted a SIMPLE IRA Plan effective January 1, 1998. Employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $9,000 per year (increased to $10,000 per year in 2005). The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2004 and 2003 was $13,708 and $10,937, respectively.

(12) Related Party Transactions

Receivables from non-customers includes $3,170 as of December 31, 2004 and 2003, respectively, due from two officers.

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004 and 2003

	2004	2003
Net Capital		
Total stockholders' equity	$ 280,552	245,844
Add:		
Subordinated borrowings allowable in computation of net capital	-	10,000
Other allowable credits - deferred income taxes payable	2,000	2,000
Total capital and allowable subordinated borrowings	282,552	257,844
Deduct non-allowable assets:		
Receivable from non-customers	60,698	44,841
Furniture and equipment, net	12,295	11,636
Other assets	8,162	22,412
	81,155	78,889
Net capital before haircuts on securities positions	201,397	178,955
Haircuts on securities:		
Marketable equity securities	389	398
2% on money market funds	7,744	5,747
	8,133	6,145
Net capital	$ 193,264	172,810
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable to non-customers	4,000	4,000
Accrued commissions and other payables	443,628	404,931
Total aggregate indebtedness	$ 447,628	408,931

(Continued)

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2004 and 2003

		2004	2003
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	29,842	27,262
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	143,264	122,810
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	148,501	131,917
Ratio of aggregate indebtedness to net capital		2.3 to 1	2.4 to 1

(Continued)

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2004 and 2003

		2004	2003
Reconciliation with Company's computation			
Net capital, as reported in Company's (unaudited) FOCUS report, as amended	$	193,264	172,810
Adjustments		-	-
Net capital per above	$	193,264	172,810

MID-ATLANTIC SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

The Board of Directors
Mid-Atlantic Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated February 4, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 4, 2005